Exhibit 4.7

ASSUMPTION OF WARRANT AGREEMENT

THIS ASSUMPTION OF WARRANT AGREEMENT (this “Agreement”), is made and entered effective as of [●], 2023, by and among A SPAC I Acquisition Corp., a British Virgin Islands business company (the “Company”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”) and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company entered into that certain Warrant Agreement, dated February 14, 2022 (the “Warrant Agreement”), with the Warrant Agent pursuant to which the Warrant Agent agreed to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, redemption and exercise of up to 5,175,000 warrants (the “Public Warrants”) underlying units issued in the Company’s initial public offering (the “IPO”), and up to 3,145,000 warrants (the “Private Warrants,” together with the Public Warrants, the “Warrants”) issued in a private placement consummated simultaneously with the IPO (the “Private Placement”);

WHEREAS, the IPO and the Private Placement were consummated on February 17, 2022;

WHEREAS, the Company has entered into a merger agreement, dated as of February 15, 2023 (as amended on June 12, 2023, and as may be amended from time to time, the “Merger Agreement”), which provides for a Business Combination between the Company and NewGenIvf Limited, a Cayman Islands exempted company (“NewGenIvf”);

WHEREAS, pursuant to the Merger Agreement, (i) the Company will merge with and into PubCo, with PubCo remaining as the surviving publicly traded entity; and (ii) A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), will merge with and into NewGenIvf resulting in NewGenIvf being a wholly-owned subsidiary of PubCo (the “Business Combination”); and as a result of the Business Combination, holders of ordinary shares of NewGenIvf and the Company will become holders of ordinary shares of PubCo (the “PubCo Ordinary Shares”);

WHEREAS, upon consummation of the Business Combination, as provided in Section 4.5 of the Warrant Agreement, the Warrants will no longer be exercisable for ordinary shares of the Company but instead will be exercisable for PubCo Ordinary Shares;

WHEREAS, in connection with the Business Combination, PubCo wishes to confirm the assumption of the Company’s rights, duties, covenants and other obligations (the “Obligations”) under the Warrant Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and PubCo agree as follows:

1. Assumption of the Obligations. As of the closing of the Business Combination, PubCo hereby assumes all of the Obligations under the Warrant Agreement.

2. No Amendments. Except for the assumption of the Obligations by PubCo hereunder, the Warrant Agreement shall remain unchanged and in full force and effect.

3. Miscellaneous.

(a) The Company and PubCo agree to execute such reasonable further instruments or perform such reasonable acts which are or may become reasonably necessary to carry out the intent of this Agreement.

(b) This Agreement shall be governed by and construed under the laws of the State of New York without regard to its conflict of laws principles.

(c) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

A SPAC I ACQUISITION CORP.

By:
Name:	Claudius Tsang
Title:	Chief Executive Officer and Chief Financial Officer

A SPAC I MINI ACQUISITION CORP.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:
Title: